WILLIAMS LAW GROUP, P.A.
2503 W. Gardner Ct.
Tampa FL 33611
Phone:  813-831-9348
Fax:  813-832-5284
e-mail:  wmslaw@tampabay.rr.com

December 22, 2010

Dana Brown
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. St., N.E.
Washington, D.C. 20549-7010

Re:  Moving Box, Inc.
Registration Statement on Form S-1
Amendment No. 2.
File No. 333-168738

Dear Mr. Brown:

We have filed on EDGAR the above Amendment No. 1.

We have attached a Response Table to this correspondence detailing our responses to the comments.

Thank you for your consideration.

Sincerely,

/s/ MICHAEL T. WILLIAMS, ESQ.

Michael T. Williams, Esq.

Comment Number	Explanation
1 .	See Response below.
2 .	Maximum offering price. Language revised.
3 .
Information concerning current cash, burn rate and funding for continuing operations provided, as follows:

At December 21, 2010, we had $10,700 in cash in our bank account.  We anticipate our monthly burn rate for the next 12 months to be approximately $2,500 per month.  Accordingly, unless we raise additional funds or unless our management loans us additional funds to continue our operations, we will run out of money in March 2010 and have to suspend or cease operations until we secure such loan or funding.  However, Mr. Wilcken, Jr., our president and director, has orally agreed to provide all necessary funding upon the same terms as the Wilcken Note described above if we do not generate sufficient funds from operations or other sources.

4 .
Scrivener error concerning amount of note corrected and further noted:  We retained the services of Uptone Pictures, Inc., an unrelated third party, under a Production Agreement to be the production company for the production and post production of the Movie and agreed to pay them $264,200 for their services, of which all $264,200, including the entire $110,200 proceeds of the Wilcken Note, has been paid, as well as additional amounts as set forth below.

5 .	We have revised this entire disclosure to clarify these matters.
6 .	Terms defined as requested.
7 .	We have revised this entire disclosure to clarify these matters, including this sentence.
8 .
We have added language concerning all relationships as follows:

Although Mr. Wilcken, Jr., our president and director, is listed on Uptone Pictures’ website as a member of the Uptone Picture’s team, neither Mr. Wilcken, Jr. nor any Affiliate of Mr. Wilcken, Jr. is a person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with Uptone Pictures, Inc. or any person controlling Uptone Pictures, Inc., including the Uptone Pictures, Inc. management or holders of over 5% of Uptone Pictures, Inc. outstanding common and vice-versa.  The reference only refers to the fact that Mr. Wilcken, Jr. has worked on certain projects of Uptone Pictures and its affiliates, not that Mr. Wilcken, Jr. is an Affiliate of Uptone Pictures.  These projects involvedthe purchase of airtime for several clients that Mike Davis and Seven Worldwide, an affiliate of Mike Davis, had in the US that wished to do business by purchasing airtime in Brazil.  Mr. Wilcken acted as a consultant to Seven Worldwide to insure the best interests of Mr. Davis’ clients were  taken care of. For this consulting in Brazil, Mr Wilcken received commission payments.  This was done for several clients including religious ministries, corporate media buys, televison shows and organizations wishing to do business in Brazil through the purchase of airtime.

We again submit that the sworn affidavit speaks for itself.

9 .
We now disclose the following:
The Movie is now in post production and is being edited and posting together video images with sound, sound effects, music colorization, mastering and polishing of the Movie. We currently have no binding contracts, agreements or commitments with any distributors for the Movie.  We anticipate that the Movie will be ready for distribution in early 2011.

10 .	Disclosure revised to conform as requested.
11 .	Financial summary revised and updated.
12 .	Significant profitable operations defined.
13 .	We have added a new risk factor addressing this issue and removed the sentence from the risk factor as noted.
14 .	We have separated this risk into two separate risks and added the additional requested disclosure.
15 .	Risk revised to indicate no independent directors.
16 .	Amount corrected. See response to comment 4 above as well.
17 .
Entire disclosure rewritten for clarity.  Definitions of terms clarified, including “Net Profit.”  Impact of these agreements disclosed, as follows:  These agreements impact our future revenue and profits in that they require substantial payments to other parties, specifically the Investors; Mr. Wilcken, our president and director, and Uptone, from future revenues generated from the Movie.

18 .	Discussion in this section entirely rewritten for clarity per this comment.
19 .	Disclosure revised for consistency as requested.
20 .	Disclosure revised to indicate Mr. Wilcken, Jr. as lender, no limits, and current funds available.
21 .	We have revised this disclosure to conform to the disclosure in the Summary and Business sections.
22 .	Date revised to February 2011.
23 .	The Royalty Rights Agreement is not a related party transaction within the meaning of Regulation S-K Rule 404 and thus we have rewritten the footnotes and continue to omit disclosure here.
24 .	Language eliminated.
25 .	Phrase removed.
26 .	We have made the changes in the cash flow statement as requested.
27 .	We have made the requested changes.
28	Date disclosed. Title of securities disclosed.
29	Undertaking added.
30	Schedules filed with exhibit 2.2 in this filing.
31	First paragraph of opinion revised.

Comment 1.

We resubmit our response to prior comments 1 and 2 again, below, noting specifically again that

[With respect to Comment 1] - Counsel to the issuer has filed numerous registration statements under similar facts and is aware of numerous other registration statements filed by other securities attorneys under similar facts.  At no time has either the Commission or the staff raised this issue.  We presume the Commission and the staff have not changed their position on this issue.

[With Respect to Comment 2] - Again, counsel to the issuer has filed numerous registration statements under similar facts and is aware of numerous other registration statements filed by other securities attorneys under similar facts. At no time has either the Commission or the staff raised this issue under similar facts and circumstances. We presume the Commission and the staff have not changed their position on this issue.

Nonetheless, in response to specific points in Comment 1 in the comment letter dated October 12, 2010, please be advised as follows:

•
How long selling shareholders have held their shares:  Four to six months, as noted in Part II – Recent Sales of Unregistered Securities:  During June to August 2010, we sold 2,000,000 shares of common stock to 31 non-U.S. investors at a price of $.02 per share for aggregate consideration of $40,000 .

o
In this connection we note that recent amendments to Rule 144 shortened the holding period for non-affiliates of reporting companies to six months.  We submit that it is unlikely that this registration statement will be declared effective before all selling stockholders have held their shares for six months.  As noted in our prior response to Comment 1 below, there are numerous reasons the registrant does not wish to ask investors to rely on Rule 144, and thus the filing of this registration statement.  However, within the meaning of Section 4(1) as interpreted by Rule 144, regardless of the issues raised by the staff in this comment, the selling stockholders are not deemed to have acquired shares with a view to distribution for the purpose of Section 4(1) as they will have all held their shares for more than six months in what will be an SEC reporting company when this Registration Statement is declared effective.

•	Circumstances in which they received their shares: A Regulation S offering in which they paid cash consideration for their shares, as set forth above.

•	Amount of shares being sold: Approximately 30% of the total issued and outstanding shares. This issue is addressed in our prior response to Comment 2 below.

•	Agreements or Understandings to Resell Shares: None. No Selling Shareholders has indicated to the registrant that they currently intend to sell their shares.

Resubmitted Prior Response

Comment 1

We do not believe this is an issue with respect to this filing.

The issue of purchasing with an intent to distribute is a facts and circumstances issue.  In this case, other facts and circumstances do not support the proposition that there was a purchase with intent to distribute by the Selling Stockholders.  The Selling Stockholders were effectively  granted immediate registration rights in connection with the Regulation S offering identified in the Selling Stockholder section of the Registration Statement and Part II – Recent Sales of Unregistered Securities.  This was done for several reasons, unrelated to any intent to distribute, as follows:

•	The issuer believed that granting immediate registration rights would facilitate a successful Regulation S offering.

•
The issuer wanted to remove for the Selling Stockholders the cost and paperwork burden of compliance with Rule 144, including the necessity of securing and paying for legal opinions required by all Transfer Agents, if and when a Selling Stockholder wanted to resell their securities in the future.

•
The issuer believed that when if filed an application for qualification of securities for quotation on the OTCBB, FINRA would more easily process the 211 application submitted by a Market Maker if the securities that were the subject of the 211 application were the subject of a Registration Statement ultimately declared effective by the SEC rather than just the subject of a Regulation S offering.

We also note that there is no integration of a Regulation S offering and a Registration Statement filed immediately upon conclusion of a Regulation S offering as Regulation S offerings are not subject to Section 5 of the 1933 Act.

Finally, counsel to the issuer has filed numerous registration statements under similar facts and is aware of numerous other registration statements filed by other securities attorneys under similar facts.  At no time has either the Commission or the staff raised this issue.  We presume the Commission and the staff have not changed their position on this issue.

We have received comments requesting an issuer to add a statement that the Selling Stockholders may be deemed underwriters on other filings and would add that statement in this filing if requested by the staff in response to our response to this comment.

Comment 2

This is not an indirect offering on behalf of this issuer and thus this comment does not apply to this filing under these facts and circumstances.

We are aware that in the past the staff has taken the position that the registration for resale of a significant amount of securities by officers, directors and/or affiliates of an issuer constitutes an indirect public offering by an issuer.  This is not the case in this filing.  No Selling Stockholders are officers, directors or affiliates of the issuer.

We are also aware of the staff’s position several years ago in connection with what were called Alternative Public Offerings that the registration for resale of a large block of stock by a limited number of investors immediately following their acquisition of securities in a financing transaction could constitute an indirect public offering.  Ultimately the staff issued informal guidelines indicating that as long as the amount of securities registered at one time was less than one-third of the float, the offering would not be deemed an indirect public offering.  Although our case is not directly on point because there is no float, this position of the staff is significant in that percentages of issued and outstanding stock registered by Selling Stockholders registered by Selling Stockholders in this offering falls below one third of the total issued and outstanding stock of the issuer.  Further, counsel has advised us that he has heard from other securities attorneys currently filing APO type registration statements that the staff is no longer imposing these limitations in such offerings.

Again, counsel to the issuer has filed numerous registration statements under similar facts and is aware of numerous other registration statements filed by other securities attorneys under similar facts.  At no time has either the Commission or the staff raised this issue under similar facts and circumstances.  We presume the Commission and the staff have not changed their position on this issue.